Exhibit (a)(3)


          CONTACT: The Herman Group, Inc.    D.F. King & Co., Inc.
                   (800) 658-2007            (800) 628-8538

          FOR IMMEDIATE RELEASE

                      HIGH RIVER TENDER OFFERS FOR MCNEIL
                         LIMITED PARTNERSHIPS EXTENDED

                    Dallas, Texas and New York, New York, August 24, 1995--High River Limited Partnership ("High River") today announced that it has extended the expiration date of its tender offers (the "Tender Offers") for units of limited partnership interest in each of McNeil Pacific Investors Fund 1972, McNeil Real Estate Fund V, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P. (collectively, the "Partnerships") until 12:00 midnight, New York City time, on September 12, 1995. High River and McNeil Partners, L.P., the general partner of each of the Partnerships ("McNeil Partners"), also announced that they are currently engaged in settlement discussions which, among other things, may result in settlement of litigation with respect to the Tender Offers. No assurance can be given as to the outcome of those discussions.

                    The Tender Offers are being made pursuant to the Offers to Purchase dated August 3, 1995, as amended and supplemented.